Exhibit 1

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000

Release

23 SEPTEMBER 2020

WESTPAC ANNOUNCES BOARD CHANGES

Westpac Banking Corporation (“Westpac”) has today announced the appointment of Michael (Mike) Hawker AM to the Westpac Board effective in November 2020.

Westpac Chairman, John McFarlane said, “We are delighted to welcome Mike to the Board and will benefit greatly from his board experience and deep knowledge of financial services.”

Mr Hawker was Chief Executive Officer and Managing Director of Insurance Australia Group (IAG) from 2001 to 2008. Prior to IAG, Mr Hawker held executive positions with Westpac, including Group Executive, Business and Consumer Banking between 1998 and 2001, and prior to that was Executive Director of Citibank International in Europe and Deputy Managing Director of Citibank in Australia.

Mr Hawker said, “I am looking forward to working with John and the Board as the Group navigates a unique banking environment.”

Mr Hawker will be an independent Non- executive Director and will become a member of the Board Legal, Regulatory & Compliance Committee and Board Technology Committee upon his appointment.

Westpac has also announced that Alison Deans has decided to retire from the Board at the conclusion of the 2020 Annual General Meeting.

Ms Deans joined the Board in 2014 and in that time has served on various Committees including the Board Risk, Remuneration, Nominations and Technology Committees.

Mr McFarlane said, “Alison has made a significant contribution to the Westpac Board and has been an outstanding shareholder representative. In addition to her sound judgement, Alison has provided particular leadership and insights through her role as Chair of the Board Technology Committee in a period of significant technological change. On behalf of the Board I would like to thank Alison for her commitment to Westpac and shareholders and I wish her well for the future.”

Ms Deans said, “It has been a privilege to serve on the Westpac Board. I wish Westpac every success as it continues to make the changes needed to simplify and strengthen the Bank.”

About Mike Hawker AM

Mr Hawker has substantial experience in the financial services industry including management experience in regulated entities in Australia and internationally.

Mr Hawker is currently a Non-executive Director of the BUPA Global Board UK and the BUPA ANZ Group. He is the Lead Independent Director of Washington H. Soul Pattinson and Company Ltd, a board member of the Museum of Contemporary Art Australia and a Director of Rugby World Cup Limited. Mr Hawker is also currently a Non-executive Director of Macquarie Bank Limited and Macquarie Group Limited and will retire from those boards prior to his commencement at Westpac. Mr Hawker has also held a number of previous Non-executive Director positions with both Australian and international companies, including Aviva plc.

Mr Hawker was also President of the Insurance Council of Australia, Chairman of the Australian Financial Markets Association, a board member of the Geneva Association and a member of the Financial Sector Advisory Council.

Mr Hawker holds a Bachelor of Science from The University of Sydney and is a member of various professional associations including a Fellow of the Australian Institute of Company Directors, Senior Fellow of the Financial Service Institute of Australia and Fellow of the Institute of Directors UK. In 2010, Mr Hawker was made a Member of the Order of Australia.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.